Exhibit (a)(10)

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

RADYNE COMSTREAM INC. a Delaware	)
Corporation, and WC ACQUISITION CORP., a	)
Delaware Corporation,	)
)
Plaintiffs,	)
	)	Civil Action No._________
v.	)
)
WEGENER CORPORATION, a Delaware	)
Corporation,	)
)
Defendant.	)

COMPLAINT

     Plaintiffs Radyne ComStream Inc., a Delaware corporation (“Radyne ComStream”) and WC Acquisition Corp. (“WC Acquisition” or the “Purchaser”), by their undersigned attorneys, file this Complaint seeking declaratory and injunctive relief arising out of Purchaser’s offer to purchase shares of stock of defendant Wegener Corporation, a Delaware corporation (“Wegener”).

INTRODUCTION

     1.        On April 23, 2003, plaintiff Purchaser commenced a non-coercive, non-discriminatory, all-cash, all-shares, fully-funded, premium tender offer for all outstanding shares of Wegener common stock that are not already owned by Purchaser (the “Tender Offer”). If successful, plaintiff Purchaser contemplates that the Tender Offer will be followed by a merger with Purchaser or another subsidiary of Radyne ComStream (the “Proposed Merger,” and together with the Tender Offer, the “Proposed Acquisition”). This action seeks declaratory relief confirming the adequacy of Purchaser’s disclosures and injunctive relief prohibiting Wegener from making any false or misleading statements with respect to the Tender Offer or taking any further action to frustrate the efforts of Wegener stockholders to reap the benefits of the Proposed Acquisition.

JURISDICTION AND VENUE

     2.        This Court has jurisdiction over this action pursuant to 15 U.S.C. § 78aa, 28 U.S.C. § 1331 and 28 U.S.C. § 1337(a).

     3.        Venue in this Court is proper pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b).

THE PARTIES

     4.        Plaintiff Radyne ComStream is a corporation incorporated under Delaware law having its principal executive offices at 3138 East Elwood Street, Phoenix, Arizona 85034. Radyne ComStream designs, manufactures, sells, integrates and installs products, systems and software used for the transmission and reception of data and video over satellite, microwave and cable communications networks. Through one of its subsidiaries, Radyne ComStream supplies HDTV and SDTV encoding and transmission equipment. Through another subsidiary, Radyne ComStream provides innovative solutions for the integration and installation of turnkey communications systems.

     5.        Plaintiff WC Acquisitions is a Delaware corporation and a wholly-owned subsidiary of Radyne ComStream with its principal place of business in Phoenix, Arizona. WC Acquisition is the record owner of 100 shares of Wegener common stock.

     6.        Defendant Wegener is a Delaware corporation with its principal executive offices at 11350 Technology Circle, Duluth, Georgia 30097. According to its Form 10-K for the year ended August 30, 2002, Wegener conducts is business through Wegener Communications, Inc., its wholly-owned subsidiary (“WCI”) and Wegener Communications International, Inc., a wholly-owned subsidiary of WCI. According to Wegener’s Form 10-K, WCI, “a market leader in digital and analog compression technology, designs and manufactures communications transmission and receiving equipment for the business broadcast, data communications, internet, cable and broadcast radio and television industries for worldwide markets.”

     7.        Wegener common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 781(b), and is listed and traded on The NASDAQ SmallCap Market under the symbol “WGNR.”

BACKGROUND

     8.        Radyne ComStream believes that the industry in which both Radyne ComStream and Wegener compete needs to consolidate. Given the prolonged down-turn in the world economy, Radyne ComStream believes (in the short-term at least) that companies in Radyne ComStream’s and Wegener’s industry will be able to grow more readily by acquisition rather than organically. Radyne ComStream believes that a combination of Radyne ComStream and Wegener would produce a larger, more competitive enterprise which Radyne ComStream believes is necessary given the increased regulatory, auditing and legal costs of small public companies like itself and Wegener.

     9.        Radyne ComStream attempted to initiate general discussions regarding a potential business combination involving Radyne ComStream and Wegener at a meeting on July 24, 2000. Robert A. Placek, Wegener’s current President, Chief Executive Officer and Chairman of the Board, who is intending to retire in November, expressed no interest in such discussions.

     10.        During the weeks of February 3, 2003 and February 10, 2003, Robert Fitting, Radyne ComStream’s Chief Executive Officer, placed several calls to Mr. Placek to attempt to revisit the issue of a negotiated business combination involving Radyne ComStream and Wegener. Mr. Placek failed to return Mr. Fitting’s calls.

     11.        Thereafter, Steven D. Pidgeon, Esq., a partner in the law firm of Snell & Wilmer L.L.P., which represents Radyne ComStream, placed a call to James H. Morgan, Jr., a director of Wegener and a partner at Smith, Gambrell & Russell, LLP, an Atlanta, Georgia firm that currently acts as general counsel to Wegener, to determine if he could assist in arranging a phone call or conference between Messrs. Fitting and Placek. Mr. Morgan indicated to Mr. Pidgeon that he would do so.

     12.        After no further contact transpired for several days, Mr. Fitting made several additional phone calls to Mr. Placek on or about March 23, 2003. When these attempts proved unsuccessful, Mr. Fitting directed Mr. Pidgeon again to contact Mr. Morgan. Mr. Pidgeon’s attempt to contact Mr. Morgan proved unsuccessful. Radyne ComStream received no further response from Wegener.

     13.        Thereafter, on April 1, 2003, Mr. Fitting, at the direction of the Radyne ComStream board of directors, sent a letter to the Wegener Board offering to meet with the Wegener Board to discuss a possible acquisition of Wegener at $1.55 per share. On April 3, 2003, Mr. Placek contacted Mr. Fitting and arranged for the two to meet on April 8, 2003 at the National Association of Broadcasters trade show. At the trade show, Mr. Fitting spoke at length with Mr. Placek about the aforesaid letter. Mr. Placek told Mr. Fitting that he would discuss the matter with Wegener’s management team and the Wegener Board and get back to Mr. Fitting on or before April 15, 2003.

     14.        Mr. Fitting did not hear back from Mr. Placek. On April 17, 2003, the Radyne ComStream’s board of directors determined to proceed with the Tender Offer, and on April 21, 2003, Radyne ComStream publicly announced its intention to make the Tender Offer.

     15.        Thereafter, on April 21, 2003 Wegener filed a press release wherein Mr. Placek stated that “[a]fter discussing Radyne’s [Tender Offer] announcement, the Wegener [B]oard has made a preliminary determination that an offer of $1.55 per share would be inadequate in light of the value of the Company’s assets, its strong balance sheet, and, most importantly, its business plan and prospects.” This same press release also states that “Wegener Corporation has in place various anti-takeover measures permitted under Delaware law, including, specifically, a provision in its

Certificate of Incorporation which would prohibit Radyne from consummating a merger with Wegener without the recommendation of the Wegener [B]oard, unless holders of not less than 80% of Wegener’s common stock vote to approve the merger.”

     16.        In light of Wegener’s failure to even discuss a proposed business combination with Radyne ComStream, the current Wegener Board cannot be expected to facilitate the Proposed Acquisition, but instead can be expected to maintain existing, or adopt new, anti-takeover devices and to actively oppose the Proposed Acquisition. Because Wegener failed to even consider the substantial benefits of the Proposed Acquisition, Radyne ComStream is taking its offer directly to the Wegener stockholders.

THE TENDER OFFER

     17.        On April 23, 2003, Purchaser commenced its non-coercive, non-discriminatory, all-cash, all-shares, fully-funded, premium Tender Offer for all outstanding shares of Wegener common stock that are not already owned by Purchaser. In connection with the commencement of the Tender Offer, on April 23, 2003 Radyne ComStream issued a press release summarizing the terms of the Tender Offer (the “Press Release”), and a summary advertisement of the Tender Offer was published in the April 23, 2003 editions of The New York Times and Atlanta Journal-Constitution (the “Summary Advertisements”).

     18.        Wegener stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $1.55 per share in cash, representing a 70% premium above the average closing price for the Shares over the thirty (30) trading days preceding the announcement of the Tender Offer. The $1.55 per Share Tender Offer price is roughly equal to the highest price Shares have traded in almost a year (and, even then, only for a short time).

     19.        The Tender Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date of the Tender Offer, a number of Shares that would constitute at least a majority of all outstanding Shares (the “Minimum Tender Condition”), (ii) the inapplicability of any anti-takeover statute, including Section 203, to the Tender Offer or the Proposed Merger, (iii) there being no amendment to the certificate of incorporation of Wegener, as the same has been amended (the “Wegener Charter”), or the bylaws of Wegener (the “Wegener Bylaws”), proposed or authorized, and (iv) there being no distribution of rights to purchase debt securities or other securities, including capital stock, of Wegener, including a dividend or distribution in connection with the adoption of a stockholder rights plan or “poison pill.”

     20.        The Tender Offer is the initial step in a two-step transaction pursuant to which Purchaser proposes to acquire all of the outstanding shares of Wegener stock. If successful, the Tender Offer will be followed by the Proposed Merger with Purchaser or another subsidiary of Radyne ComStream. Pursuant to the Proposed Merger, it is currently anticipated that each then-outstanding share of Wegener (other than shares owned by Radyne ComStream or any of its subsidiaries or shares held in the treasury of Wegener) will be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

     21.        The Wegener Board will be able to prevent Purchaser from consummating the Proposed Acquisition for at least three years unless the Wegener Board exempts the Tender Offer and the Proposed Merger from restrictions imposed by Section 203 of the General Corporation Law of the State of Delaware (“Section 203”). Section 203, which applies to any Delaware corporation that has not opted out of its coverage, provides that if a person acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”), such interested stockholder may not engage in a “business combination” with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the person’s acquisition of 15% or more of a corporation’s voting stock, the board of directors approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires at least 85% of the corporation’s voting stock in the same transaction in which it became an interested stockholder; or (iii) on or subsequent to the date of the person’s becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Wegener is subject to Section 203 and has chosen not to opt-out of Section 203’s coverage.

     22.        The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, i.e., the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. §§ 78n(d) and (e) and the rules and regulations promulgated thereunder by the Securities and Exchange Commission (“SEC”). In accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser commenced the Tender Offer by the publication of the Summary Advertisements in the April 23, 2003 editions of The New York Times and Atlanta Journal-Constitution. In connection with the Tender Offer and in accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser also filed a Schedule TO, an Offer to Purchase, and a pre-filing communication under Rule 14a-12 with the SEC.

     23.        Section 14(d) of the Exchange Act, 15 U.S.C. § 78n(d), and the rules and regulations promulgated thereunder by the SEC, require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must disclose, among other things, its identity and background, past contacts, transactions or negotiations between the bidder and the company in whom the bidder seeks to acquire stock, the source and amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

     24.        In addition, Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e) makes it “unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices in connection with any tender offer.” Purchaser has complied fully with the Exchange Act and all rules and regulations promulgated thereunder.

     25.        In connection with the Tender Offer, Purchaser is disseminating to Wegener stockholders an offer to purchase containing all material information required by applicable law to be disclosed (the “Offer to Purchase”). A true and correct copy of the Offer to Purchase is attached hereto as Exhibit A.

     26.        The Offer to Purchase contains all such information and is in full compliance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, including Rule 14a-9.

     27.        In furtherance of Radyne ComStream’s full disclosure of all material terms, Purchaser is demanding that Wegener produce a list of its stockholders and related stocklist materials and is in the process of disseminating to Wegener’s stockholders the Offer to Purchase containing all material information required by applicable law to be disclosed.

     28.        Despite the significant benefits of the Tender Offer for Wegener stockholders, Wegener has refused to even consider the Radyne ComStream offer. Wegener’s efforts will, in all likelihood, also include the commencement of baseless litigation against plaintiffs under the provisions of the federal securities laws regulating tender offers and acquisition efforts. In light of the inevitable dispute over the adequacy of plaintiffs’ SEC filings and in anticipation of any litigation brought by Wegener, plaintiffs seek declaratory and injunctive relief from this Court.

COUNT I

(For Declaratory Relief)

     29.        Plaintiffs repeat and reallege the above paragraphs as if fully set forth herein.

     30.        The Declaratory Judgment Act, 28 U.S.C. § 2201, provides that “[i]n a case of actual controversy within its jurisdiction, . . . any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration.” Plaintiffs are entitled to a declaratory judgment that the Schedule TO and the Offer to Purchase and any exhibits thereto are proper and comply with all applicable securities laws, rules and regulations.

     31.        Although the Proposed Merger is fairly and attractively priced, plaintiffs reasonably expect that Wegener will attempt to thwart or delay plaintiffs’ lawful attempts to consummate the Tender Offer. Plaintiffs believe that Wegener will seek to delay and defeat the Tender Offer through a variety of efforts, including the filing of a meritless suit claiming that public disclosures and filings made by plaintiffs in conjunction with the Tender Offer violate applicable federal securities laws and regulations. Thus, there is a substantial controversy between parties having adverse interests, which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

     32.        In the absence of declaratory relief, plaintiffs will suffer irreparable harm. As evidenced by the course of action that Wegener has pursued to date and the actions taken generally by companies that receive unsolicited acquisition proposals, Wegener will likely defend against the Tender Offer and Proposed Merger by, among other things, filing meritless claims designed to delay or defeat the Tender Offer. A declaratory judgment that the Offer to Purchase, the Schedule TO and pre-filing communications under Rule 14a-12 comply with all applicable federal laws, will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Proposed Acquisition under federal law, and permitting this lawful transaction to proceed.

     33.        Plaintiffs therefore request, pursuant to the Declaratory Judgment Act, 28 U.S.C §§ 201 and 2202, that this Court enter a declaratory judgment that the public disclosures and documents filed with the SEC by plaintiffs and which are being disseminated to Wegener stockholders in connection with the Proposed Merger comply fully with all applicable provisions of law.

     WHEREFORE, plaintiffs respectfully request that this Court:

          1.   declare that plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule TO, Offer to Purchase, or the Tender Offer;

          2.   preliminarily and permanently enjoin Wegener, its agents, employees and anyone acting on its behalf, from making any false or misleading statements with respect to the Tender Offer;

          3.   award plaintiffs their costs and disbursements in this action, including reasonable attorneys’ fees; and

          4.   grant plaintiffs such other and further relief as this Court may deem just and proper.

Of Counsel:	Srinivas M. Raju (Bar No. 3313)
Kelly A. Herring (Bar No. 3638)
Steven D. Pidgeon	Dawn N. Zubrick (Bar No. 4327)
Snell & Wilmer L.L.P.	Richards, Layton & Finger, P.A.
One Arizona Center	One Rodney Square
Phoenix, Arizona 85002-2202	P.O. Box 551
(602) 382-6300	Wilmington, Delaware 19899
(302) 651-7700
Attorneys for Plaintiffs

Dated: April 24, 2003

Exhibit A

[Offer to Purchase]